Forward Funds

433 California Street, 11th Floor

San Francisco, CA 94104

February 13, 2008

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington D.C. 20549

RE:	Forward Funds
File Nos. 033-48940/811-6722
Form N1-A Post Effective Amendment No. 46

Dear Sir or Madam,

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Registrant”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 46 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 46 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (“1940 Act”).

This Amendment is made pursuant to Rule 485(a) under the 1933 Act for the purposes as listed in Exhibit 1 attached. In addition, substantial formatting and layout changes were made. It is proposed that this Amendment will become effective on May 1, 2008.

The Registrant undertakes to file a post-effective amendment to the Registrant’s Registration Statement on Form N-1A on or about April 29, 2008, pursuant to Rule 485(b) under the 1933 Act, containing: (i) the updated financial statements of the Fund; (ii) required exhibits; (iii) completed disclosures; (iv) responses to any comments of the SEC Staff relating to this filing; and (v) other non-material changes permitted by that Rule.

Please contact Erin Douglas at (720) 917-0602 with any questions or comments.

Sincerely,

/s/ Judith Rosenberg
Judith Rosenberg Chief Compliance Officer and Chief Legal Officer

cc:	Mary Curran, Secretary, Forward Funds
Douglas Dick, Dechert LLP

Attachment

Forward Funds

File Nos. 033-48940/811-6722

Form N1-A Post Effective Amendment No. 46

Exhibit 1

The below table illustrates the various share classes to be added to the series of the Registrant. Further described below is a detailed breakout of the changes to the varying prospectuses and the statement of additional information of the Registrant.

Fund	Class A	Class C	Institutional	Investor
Forward Asia Ex-Japan Equities Fund
Forward Eastern Europe Equities Fund
Forward Emerald Banking and Finance Fund			X	X
Forward Emerald Growth Fund			X	X
Forward Emerald Opportunities Fund				X
Forward Global Emerging Markets Fund	X	X
Forward Hoover Mini-Cap Fund	X	X
Forward Hoover Small Cap Equity Fund		X
Forward International Equity Fund	X	X
Forward International Fixed Income Fund
Forward International Small Companies Fund		X
Forward Large Cap Equity Fund		X
Forward Legato Fund		X		X
Forward Long/Short Credit Analysis Fund		X	X	X
Forward Progressive Real Estate Fund	X	X	X
Sierra Club Stock Fund		X

Changes to Forward Funds Investor/Institutional Prospectus

•

The Investor Class and Institutional Class shares of the Forward International Fixed Income Fund, the Forward Asia Ex-Japan Equities Fund and Forward Eastern Europe Equities Fund, which were formerly offered pursuant to separate prospectuses, were added to this Prospectus.

•

The Investor Class and Institutional Class shares of the Forward Long/Short Credit Analysis Fund, which formerly offered only Class A shares pursuant to a separate prospectus, the Forward Emerald Banking and Finance Fund and the Forward Emerald Growth Fund, which formerly offered only Class A and Class C shares pursuant to a separate prospectus, were added to this Prospectus.

Changes to Forward Funds Class A and Class C Prospectus

•

The Class A and Class C shares of the Forward International Fixed Income Fund, the Forward Asia Ex-Japan Equities Fund and Forward Eastern Europe Equities Fund, which were formerly offered pursuant to separate prospectuses, were added to this Prospectus.

•

The Class A and Class C shares of the Forward Global Emerging Markets Fund, the Forward Hoover Mini-Cap Fund and the Forward International Equity Fund, which formerly offered only Investor and Institutional Class shares, were added to this Prospectus.

Forward Funds

File Nos. 033-48940/811-6722

Form N1-A Post Effective Amendment No. 46

•

The Class C shares of the Forward Long/Short Credit Analysis Fund, which formerly offered Class A shares pursuant to a separate prospectus, the Class C shares of the Hoover Small Cap Equity Fund, the Forward International Small Companies Fund, the Forward Large Cap Equity Fund and the Forward Legato Fund, which formerly offered only Class A shares in the Class A and Class C prospectus, were added to this Prospectus.

New Prospectuses

•

The Institutional Class shares of the Forward Emerald Opportunities Fund, which were formerly offered pursuant to the Investor/Institutional Class Prospectus and the Class A and Class C shares, which were previously offered through the Class A/Class C Prospectus, are now offered pursuant to a separate prospectus. Further, the Investor Class shares of the Forward Emerald Opportunities Fund, which formerly offered only Institutional Class, Class A and Class C shares were added to the new Prospectus.

•

The Investor Class shares of the Forward Progressive Real Estate Fund and the Investor Class shares and Institutional Class shares of the Sierra Club Stock Fund, which were formerly offered pursuant to the Investor/Institutional Class Prospectus, are now offered through a separate prospectus. Further, The Class A shares of the Sierra Club Stock Fund, which were formerly offered pursuant to the Class A/Class C shares prospectus, are now offered through a separate prospectus. Further, the Institutional Class, Class A and Class C shares of the Forward Progressive Real Estate Fund, which formerly offered only Investor Class shares, were added to the Prospectus. The Class C shares of the Sierra Club Stock Fund, which formerly offered only Investor Class, Institutional Class and Class A shares, were added to the new Prospectus.

Changes to SAI

•

The SAI for the Investor/Institutional Class shares, Class A/Class C shares, the Forward Long/Short Credit Analysis Fund, the Forward International Fixed Income Fund, the Forward Asia Ex-Japan Equities Fund and the Forward Eastern Europe Equities Fund, which were formerly offered through separate SAIs, were combined into one SAI.

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